SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 12)
 __________________________

Ampex Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

032092-30-6
(CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani                                                                   Duncan McCurrach
ValueVest Management Company II,  LLC                                                    Sullivan & Cromwell LLP
One Ferry Building, Suite 255,                                                                          125 Broad Street,
San Francisco, California 94111                                                                        New York, New York 10004
(415) 677-5850                                                                                                    (212) 558-4066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________

    *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Concentration Master Fund, Ltd. (20-4574633)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest Management Company II, LLC (47-0951956)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14		TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 12 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007, March 12, 2007, March 21, 2007, July 20, 2007, July 27, 2007, September 11, 2007, December 7, 2007, December 12, 2007 and January 24, 2008 respectively, with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.            Purpose of Transaction.

Item 4 is amended by inserting the following paragraph after the description of the e-mail sent by the Investment Manager to the non-executive directors of the Issuer on January 23, 2008:

On March 7, 2008, the Master Fund delivered a letter to the Secretary of the Issuer.  A copy of that letter, excluding the schedules thereto, is attached hereto as Exhibit 5 and is incorporated herein by reference. In that letter the Master Fund gave notice, as required by Article II, Section 3 of the bylaws of the Issuer, that it proposes to nominate Messrs. Bakar and Cariani for election as directors of the Issuer at the Issuer’s 2008 Annual Meeting of Stockholders.

Item 4 is further amended by inserting the following paragraph in the place of the existing penultimate paragraph:

The Reporting Persons are dissatisfied with the Issuer’s financial results and operating performance and intend to continue to engage in discussions with the management of the Issuer and/or the members of the Issuer’s board of directors with respect to certain issues relating to, among others, the Investment Manager’s prior and future proposals, the Issuer’s strategic decision-making and the Issuer’s financial and operating performance. The Reporting Persons may also approach other holders of the Issuer’s securities in order to discuss similar matters of mutual interest, including, but not limited to, the possibility of nominating one or more persons to become a director of the Issuer.  The Reporting Persons may also solicit proxies from other holders of the Issuer’s securities in connection with the election of any person nominated (whether by a Reporting Person or otherwise) to become a director of the Issuer. Each of the Reporting Persons intends to continuously review the Master Fund’s investment in the Issuer and reserves the right to change its plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment(s), including by, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by it, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Issuer’s board of directors and management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Item 7.             Material to be Filed As Exhibits.

Item 7 is amended such that it reads as follows:

Exhibit	Name
1	Joint Filing Agreement, dated November 13, 2006
2	Name, business address, present principal occupation and citizenship of each executive officer of each Reporting Person that is a corporation
3	Trading history
4	Letter agreement between the Master Fund and M.CAM, Inc., dated February 1, 2006
5	Letter of the Master Fund to the Issuer, dated March 7, 2008, excluding the schedules thereto

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2008

ValueVest High Concentration Master Fund, Ltd.

/s/ Mark B. Baker
By: Mark B. Baker
Title: Director

ValueVest Management Company II, LLC

/s/ David Cariani
By: David Cariani
Title: Managing Member

/s/ Mark B. Baker
Mark B. Bakar

/s/ David Cariani
David Cariani

SK 23300 0002 862842

EXHIBIT 5

LETTER OF MASTER FUND TO THE ISSUER,
DATED MARCH 7, 2008

Value Vest

March 7, 2008

BY HAND

Ampex Corporation
1228 Douglas Avenue
Redwood City, California 94063

Attention: Mr. Joel D. Talcott, Secretary

Dear Mr. Talcott:

ValueVest High Concentration Master Fund, Ltd. (“ValueVest”), for itself and on behalf of ValueVest Management Company II, LLC and Messrs. Mark B. Bakar and David Cariani (collectively, the “ValueVest Parties”), is hereby providing notice, as required by Article II, Section 3 of the bylaws (the “Advance Notice Bylaw Provision”) of Ampex Corporation (the “Company”), that it proposes to nominate Messrs. Mark B. Bakar and David Cariani (collectively, the “Nominees”) for election as directors of the Company at the Company’s 2008 Annual Meeting of Stockholders (the “Annual Meeting”).

As the largest shareholder of the Company, ValueVest believes it is appropriate for it to be represented on the board of directors of the Company (the “Board”) during this important and difficult time for the Company. ValueVest also believes that the Nominees are fully qualified to serve as directors of the Company and that the vast majority of the Company’s other stockholders will support their election. If the slate of directors nominated by the Board for election at the Annual Meeting does not include the Nominees, the ValueVest Parties reserve their right to solicit proxies from the stockholders of the Company for the election of the Nominees in opposition to the Board’s slate.

The remainder of this letter, and the Schedules attached hereto (which are incorporated herein), set forth the other information that the Advance Notice Bylaw requires ValueVest to submit in connection with this nomination notice (collectively, the “Required Information”).

The Required Information with respect to each Nominee is set forth in Schedule A to this notice. Schedule B to this notice sets forth a manually signed written consent of each Nominee to being named in a proxy statement as a nominee for election as a director of the Company and serving as a director of the Company if elected.

The full name and record address of the stockholder giving this notice is ValueVest High Concentration Master Fund, Ltd., Queensgate House, 113 South Church Street, P.O. Box 1234, George Town, Grand Cayman, Cayman Islands. The only other beneficial owners of the shares of Class A common stock, par value $0.01 per share, (the “Common Stock”) of the Company held of record by ValueVest are ValueVest Management Company II, LLC (“ValueVest II”), Mark B. Bakar and David Cariani and the address of each of these beneficial owners is One Ferry Building, Suite 255, San Francisco, California 94111.

As of the date of this notice, ValueVest is the record holder and beneficial owner of 524,336 shares of the Common Stock and such shares are also beneficially owned by each of ValueVest II and Messrs. Bakar and Cariani. ValueVest hereby represents that it currently is a holder of record of Class A common stock of the Company entitled to vote at the Company’s Annual Meeting and intends to appear in person or by proxy at such meeting to nominate the Nominees.

If there is any other information that you may require, please do not hesitate to contact counsel for ValueVest, Duncan McCurrach (telephone: (212) 558-4066) of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

*     *     *     *

Thank you for your consideration of our nomination proposals.  We eagerly await your response.  Please sign and date a copy of this letter and return it to us.

Very truly yours,

ValueVest High Concentration Master Fund, Ltd.

By: Mark B. Baker
Title: Director

With the approval of:

ValueVest Management Company II, LLC

By: David Cariani
Title: Managing Member

Mark B. Bakar

David Cariani

(Attachments)

cc. Duncan McCurrach,
Sullivan & Cromwell LLP

Receipt acknowledged:

Signature

Name

_______________, 2008